UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Amendment No. 3)

Rule 13e-3 Transaction Statement Under to Section 13(e) of the

Securities Exchange Act of 1934

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

(Name of the Issuer)

Hall of Fame Resort & Entertainment Company

HOFV Holdings, LLC

Omaha Merger Sub, Inc.

IRG Canton Village Manager, LLC

IRG Canton Village Member, LLC

American Capital Center, LLC

CH Capital Lending, LLC

IRG, LLC

Midwest Lender Fund, LLC

Stuart Lichter

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40619L201

(CUSIP Number of Class of Securities)

Hall of Fame Resort & Entertainment Company 2014 Champions Gateway, Suite 100 Canton, OH 44708 (330) 458-9176 Attn: Karl Holtz & Tim Kelly

HOFV Holdings, LLC

Omaha Merger Sub, Inc.

IRG Canton Village Manager, LLC

IRG Canton Village Member, LLC

American Capital Center, LLC

CH Capital Lending, LLC

IRG, LLC

Midwest Lender Fund, LLC

Stuart Lichter

11111 Santa Monica Blvd, Suite 800 Los Angeles, CA 90025
(310) 806-4434 Attn: Richard Klein

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Sheppard, Mullin, Richter & Hampton LLP	Bryan Cave Leighton Paisner LLP
30 Rockefeller Plaza New York, NY 10112	One Atlantic Center, 14th Floor 1201 W. Peachtree St., N.W.
(212) 653-8700 Attn: Richard A. Friedman & Stephen A. Cohen	Atlanta, GA 30309 (404) 672-6600
Attn: Rick Miller & Amy Wilson

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (as amended hereby, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Hall of Fame Resort & Entertainment Company (the “Company”); (2) HOFV Holdings, LLC, a Delaware limited liability company (“Parent”), (3) Omaha Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), (4) IRG Canton Village Manager, LLC, a Delaware limited liability company, (5) IRG Canton Village Member, LLC, a Delaware limited liability company, (6) American Capital Center, LLC, a Delaware limited liability company, (7) CH Capital Lending, LLC, a Delaware limited liability company (“CHCL”), (8) IRG, LLC, a Nevada limited liability company, (9) Midwest Lender Fund, LLC, a Delaware limited liability company, and (10) Stuart Lichter (“Mr. Lichter”) (each of (1) through (10) a “Filing Person,” and collectively, the “Filing Persons”). Parent and its affiliates control approximately 22.1% of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (which we refer to as a “share” or, collectively, “shares”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 7, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub and, solely as guarantor of certain of Parent’s obligations under the Merger Agreement, CHCL.

If the Merger Agreement is adopted by the Company’s shareholders and the other conditions under the Merger Agreement are either satisfied or waived, Merger Sub will be merged with and into the Company (which we refer to as the “merger”), the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the merger (“Surviving Corporation”) and as a wholly-owned subsidiary of Parent. Upon completion of the merger, (1) each share of issued Company common stock outstanding immediately prior to the effective time of the merger (other than shares of Company common stock that are held in the treasury of the Company, or controlled by Parent, Merger Sub or their respective affiliates, which we refer to collectively, as the “Excluded Shares”) will be converted into the right to receive cash in the amount of $0.90 per share, without interest, less any required withholding taxes (the “merger consideration”), (2) each Excluded Share will automatically be canceled and will cease to exist without any conversion thereof or consideration paid therefor, and (3) each share of 7.00% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share, of the Company and each share of 7.00% Series C Convertible Preferred Stock, par value $0.0001 per share, of the Company will automatically be canceled and will cease to exist without any conversion thereof or consideration paid therefor. Following the completion of the merger, the shares of Company common stock will no longer be publicly traded, and holders of such shares of Company common stock that have been converted into the right to receive the merger consideration will cease to have any ownership interest in the Company.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC the definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors (the “Board”) is soliciting proxies from shareholders of the Company in connection with the merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

A special committee of the Board, consisting solely of the Company’s independent directors who are independent and disinterested (the “Special Committee”), evaluated the merger in consultation with the Company’s management and legal and financial advisors, and after careful review, unanimously (1) determined that the terms of the Merger Agreement and the transaction, including the merger, are fair to, and in the best interests of, the Company and its shareholders other than the affiliated shareholders, which shareholders we refer to as the “unaffiliated shareholders,” (2) determined that it is advisable and in the best interests of the Company and the unaffiliated shareholders to enter into the Merger Agreement and (3) recommended that the Board approve and authorize the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger.

The Board (acting upon the recommendation of the Special Committee), by majority vote of the Company’s directors (other than Mr. Lichter, who recused himself due to his status or potential status as an interested director and Marcus LaMarr Allen who was not in attendance at such meeting due to a scheduling conflict), (1) determined that the terms of the Merger Agreement and the transaction, including the merger, are fair to, and in the best interests of, the Company and unaffiliated shareholders, (2) determined that it is advisable, fair to and in the best interests of the Company and the unaffiliated shareholders to enter into the Merger Agreement and consummate the merger upon the terms and subject to the conditions set forth in the Merger Agreement, (3) approved and adopted the execution and delivery by the Company of the Merger Agreement and the performance by the Company of its covenants and other obligations set forth in the Merger Agreement, and (4) resolved to recommend that the Company’s stockholders vote to adopt and approve the Merger Agreement, in each case on the terms and subject to the conditions set forth in the Merger Agreement.

The merger cannot be completed without the affirmative vote of the holders representing a majority of the aggregate voting power of the outstanding shares entitled to vote thereon to adopt the Merger Agreement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

Item 2. Subject Company Information

Regulation M-A Item 1002

(a) Name and Address. The Company’s name, and the address and telephone number of its principal executive offices are:

Hall of Fame Resort & Entertainment Company

2014 Champions Gateway, Suite 100

Canton, OH 44708

(330) 458-9176

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“Questions and Answers”

“The Special Meeting— Record Date; Shares Entitled to Vote; Quorum”

“Important Information Regarding HORFE— Security Ownership of Certain Beneficial Owners and Management”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding HORFE— Market Price of HOFRE Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding HOFRE—Dividends”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding HOFRE—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding HOFRE”

“Transactions in HOFRE Common Stock”

“Important Information Regarding HOFRE—Past Contracts, Transactions, Negotiations and Agreements”

Item 3. Identity and Background of Filing Person

Regulation M-A Item 1003

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

(a) – (b) Name and Address of Each Filing Person; Business and Background of Entities.

“Summary Term Sheet—Parties to the Merger”

“Questions and Answers”

“Parties to the Merger”

“Important Information Regarding HOFRE”

“Important Information Regarding the Purchaser Filing Parties”

“Where You Can Find Additional Information”

(c) Business and Background of Natural Persons.

“Important Information Regarding HOFRE—Directors and Executive Officers”

“Where You Can Find Additional  Information”

(d) Tender Offer. Not applicable.

Item 4. Terms of the Transaction

Regulation M-A Item 1004

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Audit Committee, Special Committee and the HOFRE Board”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors— Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for HOFRE After the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on HOFRE if the Merger Is Not Completed”

“Special Factors—Interests of HOFRE’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

Special Factors—Accounting Treatment”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Special Meeting—Votes Required”

“The Merger Agreement—Effects of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers”

“The Merger Agreement— Conversion of Shares”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Conditions to the Closing of the Merger”

Annex A—Agreement and Plan of Merger

Annex C—Opinion of Wedbush Securities Inc.

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of HOFRE’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

“Special Factors—Limited Guarantee”

“The Merger Agreement— Conversion of Shares”

“The Merger Agreement—Exchange and Payment Procedures”

“The Merger Agreement—Employee Matters”

“The Merger Agreement—Indemnification and Insurance”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet —Appraisal Rights”

“Questions and Answers”

“The Special Meeting—Appraisal Rights”

“Special Factors—Certain Effects of the Merger”

“Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated HOFRE Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of HOFRE’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

“Special Factors—Limited Guarantee”

“Special Factors—Financing of the Merger”

“Important Information Regarding HOFRE—Prior Public Offerings”

“Important Information Regarding HOFRE —Transactions in HOFRE Common Stock”

“Important Information Regarding HOFRE —Past Contracts, Transactions, Negotiations and Agreements”

“Important Information Regarding the Purchaser Filing Parties”

“Proposal 2: The Compensation Proposal”

(b) – (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Audit Committee, Special Committee and the HOFRE Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for HOFRE After the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties”

“Special Factors—Interests of HOFRE’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

“The Merger Agreement”

Annex A— Agreement and Plan of Merger.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on HOFRE if the Merger Is Not Completed”

“Special Factors—Interests of HOFRE’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement”

“The Special Meeting—Votes Required”

“Proposal 2: The Compensation Proposal”

Annex A— Agreement and Plan of Merger.

Item 6. Purposes of the Transaction, and Plans or Proposals.

Regulation M-A Item 1006

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of HOFRE’s Directors and Executive Officers in the Merger”

“Special Factors—Delisting and Deregistration of HOFRE Common Stock and Public Warrants”

“Special Factors—Financing of the Merger”

“The Merger Agreement— Effects of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers”

“The Merger Agreement— Conversion of Shares”

Annex A—Agreement and Plan of Merger

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Audit Committee, Special Committee and the HOFRE Board”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for HOFRE After the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on HOFRE if the Merger Is Not Completed”

“Special Factors—Interests of HOFRE’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement— Effects of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers”

“The Merger Agreement— Conversion of Shares”

“The Merger Agreement—Exchange and Payment Procedures”

“Important Information Regarding HOFRE”

Annex A— Agreement and Plan of Merger.

Item 7. Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Audit Committee, Special Committee and the HOFRE Board”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for HOFRE After the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties”

“Special Factors—Certain Effects of the Merger”

Annex C—Opinion of Wedbush Securities Inc.

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Audit Committee, Special Committee and the HOFRE Board”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for HOFRE After the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects on HOFRE if the Merger Is Not Completed”

Annex C—Opinion of Wedbush Securities Inc.

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Audit Committee, Special Committee and the HOFRE Board”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

 “Special Factors—Plans for HOFRE After the Merger”

 “Special Factors—Purposes and Reasons of Purchaser Filing Parties”

 “Special Factors—Certain Effects of the Merger”

 “Special Factors—Certain Effects on HOFRE if the Merger Is Not Completed”

 “Special Factors—Interests of HOFRE’s Directors and Executive Officers in the Merger”

 “Special Factors—Voting Agreement”

 Annex C—Opinion of Wedbush Securities Inc.

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Reasons for the Merger; Recommendations of the Audit Committee, Special Committee and the HOFRE Board”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

 “Special Factors—Plans for HOFRE After the Merger”

 “Special Factors—Purposes and Reasons of Purchaser Filing Parties”

 “Special Factors—Certain Effects of the Merger”

 “Special Factors—Certain Effects on HOFRE if the Merger Is Not Completed”

 “Special Factors—Interests of HOFRE’s Directors and Executive Officers in the Merger”

 “Special Factors—Voting Agreement”

 “Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

 “Special Factors—Financing of the Merger”

 “Special Factors—Limited Guarantee”

 “Special Factors—Fees and Expenses”

 “Special Factors—Delisting and Deregistration of HOFRE Common Stock”

“The Merger Agreement— Effects of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers”

 “The Merger Agreement— Conversion of Shares”

 “The Merger Agreement—Indemnification and Insurance”

 “The Merger Agreement—Employee Matters”

 “Appraisal Rights”

 “Proposal 2: The Compensation Proposal”

Annex A — Agreement and Plan of Merger.

Annex B — Voting Agreement.

Annex C—Opinion of Wedbush Securities Inc.

Item 8. Fairness of the Going-Private Transaction

Regulation M-A Item 1014

(a) – (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Audit Committee, Special Committee and the HOFRE Board”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for HOFRE After the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of HOFRE’s Directors and Executive Officers in the Merger”

“Special Factors— Voting Agreement”

Annex C—Opinion of Wedbush Securities Inc.

The discussion materials to the Special Committee dated May 7, 2025, prepared by Wedbush Securities Inc. and reviewed by the Special Committee, are filed as Exhibit (c)(2) and are incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Reasons for the Merger; Recommendations of the Audit Committee, Special Committee and the HOFRE Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Plans for HOFRE After the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties”

“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

“The Special Meeting—Votes Required”

“The Special Meeting—Voting of Proxies”

“The Special Meeting—Revocability of Proxies”

“The Merger Agreement—Conditions to the Closing of the Merger”

“Proposal 1: The Merger Proposal”

Annex A—Agreement and Plan of Merger

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Audit Committee, Special Committee and the HOFRE Board”

“Special Factors—Position of the Byer Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

Annex C—Opinion of Wedbush Securities Inc.

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Audit Committee, Special Committee and the HOFRE Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties”

“Special Factors—Interests of HOFRE’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

(f) Other Offers.

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Audit Committee, Special Committee and the HOFRE Board”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties”

Item 9. Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Audit Committee, Special Committee and the HOFRE Board”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties”

“Where You Can Find Additional Information”

Annex C—Opinion of Wedbush Securities Inc.

The discussion materials to the Special Committee dated May 7, 2025, prepared by Wedbush Securities Inc. and reviewed by the Special Committee, are filed as Exhibit (c)(2) and are incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) – (b), (d) Source of Funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Financing of the Merger”

“Special Factors—Limited Guarantee”

“The Merger Agreement— Parent Acquisition Financing”

“The Merger Agreement—Conditions to the Closing of the Merger”

“The Merger Agreement—Conduct of Business Pending the Merger”

Annex A—Agreement and Plan of Merger

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Opinion of the Financial Advisor to the Special Committee”

“Special Factors—Certain Effects on HOFRE if the Merger Is Not Completed”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“The Merger Agreement—Termination Fees and Remedies”

“The Merger Agreement—Fees and Expenses”

“The Merger Agreement—Indemnification and Insurance”

Annex A—Agreement and Plan of Merger

Annex C—Opinion of Wedbush Securities Inc.

Item 11. Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

 “Summary Term Sheet”

“Special Factors—Interests of HOFRE’s Directors and Executive Officers in the Merger”

“Special Factors—Voting Agreement”

“Important Information Regarding HOFRE —Security Ownership of Certain Beneficial Owners and Management”

“Important Information Regarding the Purchaser Filing Parties”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“The Merger Agreement”

“Important Information Regarding HOFRE —Prior Public Offerings”

“Important Information Regarding HOFRE —Transactions in HOFRE Common Stock”

Annex A—Agreement and Plan of Merger

Annex B—Voting Agreement

Item 12. The Solicitation or Recommendation

Regulation M-A Item 1012

(a) Solicitation Recommendation. Not applicable.

(b) Reasons. Not applicable.

(c) Intent to Tender. Not applicable.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“The Special Meeting—Vote Required”

“Special Factors—Background of the Merger”

“Special Factors—Voting Agreement”

“The Special Meeting—Votes Required”

Annex B—Voting Agreement

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Audit Committee, Special Committee and the HOFRE Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Purposes and Reasons of Purchaser Filing Parties”

“Proposal 1: The Merger Proposal”

Item 13. Financial Information

Regulation M-A Item 1010

(a) Financial Statements. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2024, and 2023 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed on March 26, 2025 (see “Item 8. Financial Statements and Supplementary Data” beginning on page 33) and the unaudited financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2024.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Important Information Regarding HOFRE—Selected Historical Consolidated Financial Data”

“Important Information Regarding HOFRE —Book Value Per Share”

“Where You Can Find Additional Information”

 (b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) – (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendations of the Audit Committee, Special Committee and the HOFRE Board”

“Special Factors—Position of the Purchaser Filing Parties as to the Fairness of the Merger”

“Special Factors—Interests of HOFRE’s Directors and Executive Officers in the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Interests of HOFRE’s Directors and Executive Officers in the Merger”

“The Merger Agreement— Conversion of Shares”

“Proposal 2: The Compensation Proposal”

Annex A—Agreement and Plan of Merger.

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Definitive Proxy Statement of Hall of Fame Resort & Entertainment Company (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3) Press Release, dated May 8, 2025 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed May 8, 2025 and incorporated herein by reference).

(a)(4) Letter to Partners, dated May 8, 2025 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed May 8, 2025 and incorporated herein by reference).

(c)(1) Opinion of Wedbush Securities Inc. to the Special Committee of the Board of Directors of the Company, dated May 7, 2025 (included as Annex C to the Proxy Statement and incorporated herein by reference).

(c)(2)+ Discussion Materials of Wedbush Securities Inc. to the Special Committee of the Board of Directors of the Company, dated May 7, 2025.

(d)(1) Agreement and Plan of Merger, dated as of May 8, 2025, by and among Hall of Fame Resort & Entertainment Company, Parent Holdings, LLC and Omaha Merger Sub, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting Agreement, dated as of May 7, 2025, by and among Parent Holdings, LLC, Omaha Merger Sub, Inc., Hall of Fame Resort & Entertainment Company, and the holders of Company Common Stock signatory thereto (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(3) Term Loan Agreement, dated December 1, 2020, among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, and Aquarian Credit Funding LLC (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on December 3, 2020).

(d)(4) Amendment Number 1 to Term Loan Agreement, dated January 28, 2021, among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, Aquarian Credit Funding LLC, and the Lenders party thereto (incorporated by reference to Exhibit 10.36 of the Company’s Post-Effective Amendment No. 3 to Form S-1 Registration Statement (File No. 333-249133), filed with the Commission on July 22, 2021).

(d)(5) Amendment Number 2 to Term Loan Agreement, dated February 15, 2021, among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, Aquarian Credit Funding LLC, and the Lenders party thereto (incorporated by reference to Exhibit 10.37 of the Company’s Post-Effective Amendment No. 3 to Form S-1 Registration Statement (File No. 333-249133), filed with the Commission on July 22, 2021).

(d)(6) Amendment Number 3 to Term Loan Agreement, dated as of August 30, 2021 among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, Aquarian Credit Funding LLC, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on September 1, 2021).

(d)(7) Amendment Number 4 to Term Loan Agreement, dated as of August 30, 2021 among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, Aquarian Credit Funding LLC, and the Lenders party thereto (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (001-38363), filed with the Commission on September 1, 2021).

(d)(8) Amendment Number 5 to Term Loan Agreement, dated as of December 15, 2021 among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, Aquarian Credit Funding LLC, and the Lenders party thereto (incorporated by reference to Exhibit 10.5 of the Company’s Form 8-K (001-38363), filed with the Commission on December 16, 2021).

(d)(9) Amendment Number 6 to Term Loan Agreement, dated as of March 1, 2022, among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on March 2, 2022).

(d)(10) Amendment Number 7 to Term Loan Agreement, dated as of August 5, 2022, among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, certain of its subsidiaries, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.9 of the Company’s Form S-3 Registration Statement (File No. 333-266750), filed with the Commission on August 10, 2022).

(d)(11) Amendment Number 8 to Term Loan Agreement, effective as of November 7, 2022, by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC and HOF Village Youth Fields, LLC, as borrower, in favor of CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.9 of the Company’s Form 8-K (File No. 001-38363), filed with the Commission on March 22, 2023).

(d)(12) Amendment Number 9 to Term Loan Agreement, dated December 8, 2023 by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, collectively as borrower, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (001-38363), filed with the Commission on December 14, 2023).

(d)(13) Amendment Number 10 to Term Loan Agreement, dated January 11, 2024 by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, collectively as borrower, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on January 18, 2024).

(d)(14) Amendment Number 11 to Term Loan Agreement, dated January 17, 2024 by Hall of Fame Resort & Entertainment Company and HOF Village Newco, LLC, collectively as borrower, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.7 of the Company’s Form 8-K (001-38363), filed with the Commission on January 18, 2024).

(d)(15) Amendment Number 12 to Term Loan Agreement, dated February 1, 2024 by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, collectively as borrower, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.38 of the Company’s Annual Report on Form 10-K (001-38363), filed with the Commission on March 25, 2024).

(d)(16) Amendment Number 13 to Term Loan Agreement, dated February 28, 2024 by Hall of Fame Resort & Entertainment Company and HOF Village Newco, LLC, collectively as borrower, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.39 of the Company’s Annual Report on Form 10-K (001-38363), filed with the Commission on March 25, 2024)

(d)(17) Loan Agreement, dated September 27, 2022, among HOF Village Retail I, LLC and HOF Village Retail II, LLC, as borrowers, and The Huntington National Bank, as lender (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on September 29, 2022).

(d)(18) Promissory Note, dated September 27, 2022, issued by HOF Village Retail I, LLC and HOF Village Retail II, LLC, as borrowers, to The Huntington National Bank, as lender (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (001-38363), filed with the Commission on September 29, 2022).

(d)(19) Assignment of Note, Security Instruments and Other Loan Documents, dated September 22, 2023, by The Huntington National Bank to and in favor of CH Capital Lending, LLC (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (001-38363), filed with the Commission on November 14, 2023).

(d)(20) Joinder and First Amendment to Loan Agreement, dated September 21, 2023 by and among HOF Village Retail I, LLC, HOF Village Retail II, LLC, Hall of Fame Resort & Entertainment Company, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q (001-38363), filed with the Commission on November 14, 2023).

(d)(21) Second Amendment to Loan Agreement, dated October 6, 2023 by and among HOF Village Retail I, LLC, HOF Village Retail II, LLC, Hall of Fame Resort & Entertainment Company, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q (001-38363), filed with the Commission on November 14, 2023).

(d)(22) Third Amendment to Loan Agreement, dated October 16, 2023 by and among HOF Village Retail I, LLC, HOF Village Retail II, LLC, Hall of Fame Resort & Entertainment Company, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q (001-38363), filed with the Commission on November 14, 2023).

(d)(23) Fourth Amendment to Loan Agreement, dated November 21, 2023, among HOF Village Retail I, LLC, HOF Village Retail II, LLC and Hall of Fame Resort & Entertainment Company, as borrowers and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.68 of the Company’s Annual Report on Form 10-K (001-38363), filed with the Commission on March 25, 2024).

(d)(24) Fifth Amendment to Loan Agreement, dated December 8, 2023 by and among Hall of Fame Resort & Entertainment Company, HOF Village Retail I, LLC, HOF Village Retail II, LLC, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.7 of the Company’s Form 8-K (001-38363), filed with the Commission on December 14, 2023).

(d)(25) Sixth Amendment to Loan Agreement, executed December 12, 2024 by and among Hall of Fame Resort & Entertainment Company, HOF Village Retail I, LLC, HOF Village Retail II, LLC, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on December 18, 2024).

(d)(26) First Amended and Restated Promissory Note, dated December 8, 2023 by Hall of Fame Resort & Entertainment Company, HOF Village Retail I, LLC, HOF Village Retail II, LLC, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.90 of the Company’s Amendment No.1 to Annual Report on Form 10-K/A (001-38363), filed with the Commission on April 29, 2024).

(d)(27) Joinder and First Amended and Restated Promissory Note, effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, and HOF Village Youth Fields, LLC to CH Capital Lending, LLC (incorporated by reference to Exhibit 10.13 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(d)(28) Second Amended and Restated Series C Warrant (No. 2020 W-1), effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company to CH Capital Lending, LLC (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(d)(29) Second Amended and Restated Series C Warrant (No. 2020 W-1), effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company to CH Capital Lending, LLC (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(d)(30) Joinder and Second Amended and Restated Secured COGNOVIT Promissory Note, effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC and HOF Village Youth Fields, LLC to IRG, LLC (incorporated by reference to Exhibit 10.10 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(d)(31) Amended and Restated Series E Warrant (Series E No. W-2), effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company to CH Capital Lending, LLC (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(d)(32) Backup Promissory Note, effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, and HOF Village Youth Fields, LLC to Midwest Lender Fund, LLC (incorporated by reference to Exhibit 10.12 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023)).

(d)(33) Amended and Restated Series G Warrant, dated as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company to Midwest Lender Fund, LLC (incorporated by reference to Exhibit 10.7 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(d)(34) Omnibus Extension of Debt Instruments, dated April 7, 2024, by and among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, as borrowers, and CH Capital Lending, LLC, IRG, LLC, JKP Financial, LLC, and Midwest Lender Fund, LLC as lenders (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (001-38363), filed with the Commission on April 8, 2024).

(d)(35) Omnibus Extension of Debt Instruments, dated March 31, 2025 among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC as borrowers and CH Capital Lending, LLC, IRG, LLC, and Midwest Lender Fund, LLC as lenders (incorporated by reference to Exhibit 10.9 of the Company’s Quarterly Report on Form 10-Q, filed with the Commission on May 13, 2025).

(d)(36) Backup Joinder and First Amended and Restated Secured Cognovit Promissory Note, effective as of November 7, 2022, by and among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, as makers, and JKP Financial, LLC, as holder (incorporated by reference to Exhibit 10.8 of the Issuer's Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(d)(37) Joinder and Second Amended and Restated Secured COGNOVIT Promissory Note, effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC and HOF Village Youth Fields, LLC to JKP Financial, LLC (incorporated by reference to Exhibit 10.11 of the Company’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).

(e) None.

(f)+ Section 262 of the Delaware General Corporation Act.

(g) None.

(h) None.

107+ Filing Fee Table

+	Previously filed.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 8, 2025.

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

	By:	/s/ Lisa Gould
		Name:	Lisa Gould
		Title:	Interim Principal Executive Officer

HOFV HOLDINGS, LLC

	By:	/s/ Stuart Lichter
		Name:	Stuart Lichter
		Title:	President

OMAHA MERGER SUB, INC.

	By:	/s/ Stuart Lichter
		Name:	Stuart Lichter
		Title:	President

IRG CANTON VILLAGE MANAGER, LLC

	By:	/s/ Stuart Lichter
		Name:	Stuart Lichter
		Title:	President

IRG CANTON VILLAGE MANAGER, LLC

	By:	/s/ Stuart Lichter
		Name:	Stuart Lichter
		Title:	President

AMERICAN CAPITAL CENTER, LLC

	By:	/s/ Richard Klein
		Name:	Richard Klein
		Title:	Authorized Representative

CH CAPITAL LENDING, LLC

By:	/s/ Richard Klein
	Name:	Richard Klein
	Title:	Chief Financial Officer

IRG, LLC

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

MIDWEST LENDER FUND, LLC

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

STUART LICHTER

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter